COHBAR, INC.

1455 Adams Drive, Suite 2050

Menlo Park, CA 94025

January 28, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ada Sarmento

Office of Life Sciences

Re:	CohBar, Inc.

Registration Statement on Form S-3

Filed January 22, 2021

File No. 333-252331

Via EDGAR - Acceleration Request

Requested Date:	January 29, 2021

Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

CohBar, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Amanda Rose or Jenna Hsieh, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Sincerely,

CohBar, Inc.

By:	/s/ Jeffrey F. Biunno
Jeffrey F. Biunno
Chief Financial Officer

cc:	Steven Engle, Chief Executive Officer

CohBar, Inc.

Amanda Rose, Esq.

Jenna Hsieh, Esq.

Fenwick & West LLP